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                             TRANSMEDIA NETWORK INC.
                            11900 Biscayne Boulevard
                           North Miami, Florida 33181




December 18, 2000

Securities and Exchange Commission
450 Fifth Street
Washington, D.C.  20549

Attention: Owen Pinkerton

         Re:      Transmedia Network Inc.
                  Post-Effective Amendment No. 1 to Form S-3
                  (Registration No. 333-53147)

Ladies and Gentlemen:

         Transmedia Network Inc. hereby requests the withdrawal of its Post-Effective Amendment No. 1 to Form S-3, which was filed with the Securities and Exchange Commission on December 4, 2000.


                                         TRANSMEDIA NETWORK INC.


                                         By: /s/ Keith Kiper
                                             ---------------
                                             Keith Kiper, Esq.
                                             Vice President and General Counsel